Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K/A

Annual Report

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2002

Millipore Corporation

(Name of issuer of the securities held Pursuant to the Plan)

290 Concord Road

Billerica, Massachusetts 01821

(Address of the principal executive office of the issuer)

EXPLANATORY NOTE

This Form 11-K/A amends the Form 11-K of Millipore Corporation Employees’ Participation and Savings Plan filed on June 27, 2003 solely for the purpose of including the Certification attached hereto as Exhibit 99. The content of the Form 11-K as filed on June 27, 2003 is in all other respects unchanged.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Millipore Corporation

Employees’ Participation and Savings Plan

By:    /s/    Jeffrey Rudin

Jeffrey Rudin

Committee for Administration of the Millipore Corporation

Employees’ Participation and Savings Plan

Date: July 9, 2003

Millipore Corporation

Employees’ Participation and Savings Plan

For the Year Ended December 31, 2002

*	Certain supplemental schedules have been omitted as they are either not required or because the required information has been included elsewhere in the financial statements.

Report of Independent Auditors

To the Participants and Administrator of

the Millipore Corporation Employees’ Participation and Savings Plan

In our opinion, the accompanying statements of assets available for plan benefits and the related statement of changes in assets available for plan benefits present fairly, in all material respects, the assets available for plan benefits of Millipore Corporation Employees’ Participation and Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held that accompanies the Plan’s financial statements does not disclose the historical cost of non-participant directed Plan investments. This information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

PricewaterhouseCoopers LLP

Boston, Massachusetts

June 25, 2003

Millipore Corporation

Employees’ Participation and Savings Plan

Statements of Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments, at fair value	$133,245,255	$154,935,939
Contributions receivable:
Participation account	5,081,714	4,438,209

Assets available for plan benefits	$138,326,969	$159,374,148

The accompanying notes are an integral part of these financial statements.

Millipore Corporation

Employees’ Participation and Savings Plan

Statement of Changes in Assets Available for Plan Benefits

For the Year Ended December 31, 2002

Investment loss:
Dividends on Millipore common stock	$19,773
Dividends and interest	1,018,440
Net depreciation in fair value of investments	(21,688,835)

Total investment loss	(20,650,622)
Contributions:
Employer contributions:
Participation account	5,081,714
Savings account	1,689,602
Employee savings account contributions	7,739,196

Total contributions	14,510,512
Benefit payments	(15,140,012)
Assets transferred from Mykrolis Plan (Note 7)	232,943

Net decrease	(21,047,179)
Assets available for plan benefits at January 1	159,374,148

Assets available for plan benefits at December 31	$138,326,969

The accompanying notes are an integral part of these financial statements.

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

1.	Description of the Plan

General

The following description of the Millipore Corporation (the “Company”) Employees’ Participation and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution profit sharing plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was most recently amended and restated effective January 1, 1997.

The Plan includes a profit sharing feature (the “Participation Account”), which covers U.S. and Puerto Rico employees who have at least two years of continuous service with the Company, and a savings feature (the “Savings Account”), which covers only U.S. employees. Eligible employees can contribute to the Savings Account upon service commencement date, and the Company match will begin after one year of continuous service.

T. Rowe Price Retirement Plan Service, Inc. serves as recordkeeper of the Plan. T. Rowe Price Trust Company serves as co-trustee and custodian of the Plan.

Contributions

Under the Participation Account, the Company makes discretionary contributions to the Plan of a percentage of the Company’s profits as designated by the Company’s Board of Directors. Contributions, plan earnings, and an allocation of certain administrative expenses are allocated to participants’ accounts based on participants’ compensation during the year for which the contribution is made and are invested in the Millipore Asset Allocation Fund.

Effective March 1, 2002, under the Savings Account, participants may elect to contribute amounts ranging from 1% to 35% of their eligible compensation on a pre-tax basis subject to certain limitations. All participants with 10 or more years of service receive a Company match of 50% of their contribution up to 6% of their eligible compensation. Participants with less than 10 years of service receive a Company match of 25% of their contribution up to 6% of their eligible compensation.

Participant Accounts

With respect to the Savings Account, each participant’s account is credited with the participant’s contribution, the Company’s contribution, account earnings and charged with an allocation of certain administrative expenses to the extent those expenses are not borne by the Company. Participants are permitted to invest in one or more of the investment vehicles offered, pursuant to the provisions of the Plan. With respect to the Participation Account, contribution (based on the participant’s compensation during the year for which the contribution is made), plan earnings and certain administrative expenses are allocated to the participant’s account. Investments are made in the Millipore Asset Allocation Fund.

Vesting

All participants are fully vested in their accounts at all times.

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

Investment Options

A participant may direct contributions under the Savings Account into any of the following investment options:

T. Rowe Price Blue Chip Growth Fund

T. Rowe Price Equity Index Trust

T. Rowe Price Summit Cash Reserves Fund

T. Rowe Price Balanced Fund

Scudder International Equity Fund (formerly Deutsche International Equity Fund)

Dodge and Cox Stock Fund

Wasatch Small Cap Growth Fund

Weitz Series Fund Value Portfolio

Royce Low-Priced Stock Fund

Van Kampen Emerging Growth Fund, Class A

RS Emerging Growth Fund

Pimco Total Return Fund

Millipore Common Stock

Non-participant directed investments (Participation Account) are invested in the Millipore Asset Allocation Fund, which is comprised of the following Grantham, Mayo, Van Otterloo Co., LLC (“GMO”) mutual funds:

GMO US Core Fund III

GMO Domestic Bond Fund III

GMO Small Cap Value Fund III

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of: (1) the amount of their total account (excluding the Participation Account), (2) the greater of $10,000 or one-half of their total account (excluding the Participation Account); or (3) $50,000 reduced by the excess (if any) of (a) the highest outstanding balance of loans from the Plan during the 1-year period ending on the day before the date on which such loan was made, over (b) the outstanding balance of loans from the Plan on the date on which such loan was made. Loan terms range from 1 to 5 years. Loan interest rates are updated monthly. As of December 31, 2002 and 2001, interest rates on participant loans ranged from 4.25% to 10% and 5.5% to 9.5%, respectively. The entire amount of the participant’s account serves as collateral for the loan.

Payment of Benefits

Participants who are 59 1/2 years or older may, at any time, withdraw amounts contributed to the Plan by, or on behalf of them, including income earned. In the event of a participant’s death, termination or retirement, all amounts contributed to the Plan by, or on behalf of the participant, including income earned, will be distributed in accordance with the provisions of the Plan. Participants may request a withdrawal from their savings account for certain hardships that result from medical expenses, expenses to purchase a principal residence, or tuition expense for the next 12 months of post secondary education for the participant, their spouse, children or dependents. The Committee for the Administration of the Employee Participation and Savings Plan of Millipore Corporation determines the existence of hardship. Participation Account contributions and income earned may be transferred to the Retirement Plan for distribution in accordance with its provisions, upon meeting certain requirements as outlined in the Plan document.

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

Administrative Expenses

Generally, Plan administration expenses are paid by the Company; however, certain expenses related to recordkeeping and investment activities charged by the Plan’s custodian are paid by the Plan. The plan administrator is the Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared under the accrual basis of accounting.

Investment Valuation

Investments in mutual funds are valued at their net asset value, representing the value of which shares of the fund may be purchased or redeemed. Common stocks are valued at the last reported sales price on the last business day of the year. Participant loans are valued at principal plus accrued interest, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis.

Net appreciation (depreciation) on fair value of investments includes realized gains and losses and unrealized appreciation (depreciation) on investments. In determining the net gain or loss on investments, cost is determined on the average cost basis.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Trustees to make significant estimates and assumptions that affect the reported amounts of assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Contributions

Contributions from the Company under the Participation Account are accrued and paid annually based upon a determination by the Board of Directors of the Company in accordance with the provisions of the Plan. Employee contributions and employer match are recorded in the period in which the employee payroll deductions are made.

Payment of Benefits

Benefits payments are recorded when paid.

Related Party Transactions

Certain plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

The Plan invests in common stock of Millipore Corporation, the employer, and transactions in this common stock are party-in-interest transactions.

Reclassifications

Certain prior year information in the financial statements has been reclassified to the current year presentation.

3.	Investments

The following table presents the fair value of the Plan’s investments as of December 31:

	2002		2001
T. Rowe Price Blue Chip Growth Fund	$8,028,132	*	$10,453,405	*
T. Rowe Price Equity Index Trust	8,885,279	*	12,114,253	*
T. Rowe Price Summit Cash Reserves Fund	10,937,355	*	11,664,469	*
T. Rowe Price Balanced Fund	10,823,198	*	12,058,496	*
Van Kampen Emerging Growth Fund, Class A	6,531,030		10,030,370	*
Millipore Common Stock	6,115,448		10,962,756	*
GMO US Core Fund III**	36,294,255	*	38,936,694	*
GMO Domestic Bond Fund III**	26,078,696	*	28,338,070	*
Participant Loans	2,836,804		2,744,216
Other mutual funds	16,007,525		17,633,210
Other common stock	707,533		—

Total investments at fair value	$133,245,255		$154,935,939

  * Investments that represent 5% or more of the Plan’s assets at the end of the year.

** Non-participant directed investments

During the year ended December 31, 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(17,767,112)
Common stock	(3,921,723)

Net depreciation	$(21,688,835)

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

4.	Non-Participant Directed Investments

Information about the assets and the significant components of the changes in assets relating to the non-participant directed investments, the Participation Account, is as follows:

	December 31,
	2002	2001
Assets:
Mutual Funds	$65,130,330	$75,207,124
Contribution Receivable	5,081,714	4,438,209

	$70,212,044	$79,645,333

	December 31,
	2002
Change in Assets:
Contributions	$5,081,714
Losses	(4,838,394)
Benefits paid to Participants	(9,676,609)

Change in assets	$(9,433,298)

5.	Plan Termination

While the Company has not expressed any intent to discontinue its contribution to the Plan, it is free to do so at any time under the current provisions of the Plan. In the event of a permanent discontinuance of Company contributions to the Plan, dissolution of the Company, acquisition of the Company by an unaffiliated Company or vote by the Company’s Board of Directors to discontinue the Plan, the Plan shall be deemed terminated and each participant shall be entitled to an immediate distribution of their account.

6.	Tax Status

No provision for income taxes has been included in the Plan’s financial statements, as the Plan qualifies as a tax-exempt entity under section 401 of the Internal Revenue Code (IRC). The Internal Revenue Service has determined and informed the Company by a letter dated May 31, 2002, that the Plan is designed in accordance with applicable sections of the IRC. To the best of its knowledge, the plan administrator believes that the Plan is currently in compliance with its terms.

Millipore Corporation

Employees’ Participation and Savings Plan

Notes to Financial Statements

7.	Plan Transfer

Effective April 1, 2001 employees of Mykrolis Corporation, a former subsidiary of Millipore Corporation, were no longer eligible employees under the Millipore Corporation Employees’ Participation and Savings Plan. All participants whose employment was transferred to Mykrolis Corporation ceased active participation in the Plan as of April 1, 2001. The total accounts of the Mykrolis Corporation employees and the promissory notes representing any outstanding loans to such employees were transferred to the Mykrolis Corporation Savings and Investment Plan in 2001. A final adjustment related to these accounts was transferred from the Mykrolis Corporation Savings and Investment Plan in 2002.

Millipore Corporation

Employees’ Participation and Savings Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2002

Security Description		Units/Maturity Date and Interest Rate	Fair Value
*	T. Rowe Price Blue Chip Growth Fund	365,746	$8,028,132
*	T. Rowe Price Equity Index Trust	369,911	8,885,279
*	T. Rowe Price Summit Cash Reserves Fund	10,937,355	10,937,355
*	T. Rowe Price Balanced Fund	697,820	10,823,198
	Scudder International Equity (formerly Deutsche International Equity Fund)	134,368	2,098,830
	Dodge and Cox Stock Fund	15,165	1,335,341
	Wasatch Small Cap Growth Fund	29,007	755,366
	Weitz Series Fund Value Portfolio	19,105	533,434
	Royce Low-Priced Stock Fund	121,613	1,185,732
	Van Kampen Emerging Growth Fund, Class A	231,105	6,531,030
	RS Emerging Growth Fund	144,396	2,765,194
	Pimco Total Return Fund	428,889	4,576,249
*	Millipore Common Stock	179,866	6,115,448
	Mykrolis Common Stock	96,922	707,533
**	GMO US Core Fund III	3,466,500	36,294,255
**	GMO Domestic Bond Fund III	2,623,611	26,078,696
**	GMO Small Cap Value Fund III	268,176	2,757,379
	Participant Loans	2,836,804	2,836,804

	Total investments		$133,245,255

*   Denotes party-in-interest

** Denotes non-participant directed investment. Cost information, which is required, was not available.

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-103844) of Millipore Corporation of our report dated June 25, 2003, relating to the financial statements of Millipore Corporation Employees’ Participation and Savings Plan, which appears in this Amendment No. 1 to Form 11-K.

PricewaterhouseCoopers LLP

Boston, Massachusetts

July 9, 2003